Commuicate.com Inc.
600 - 1100 Melville Street
Vancouver, B.C., Canada V6E 4A6

May 19, 2006

MAIL STOP 4561

VIA EDGAR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Kelly McCucsker

Dear Ms. McCusker:

RE: Communicate.com Inc.
Form 10-K for the year ended December 31, 2005
File no. 000-29929

Dear Sirs/Madames:

Communicate.com Inc. (the “Registrant”) is responding to your questions in your letter dated April 27, 2006 as follows:

Consolidated Balance Sheets, page 32

1.
The liabilities written off during 2004 and 2005 were various trade accounts payable belonging to the Registrant’s Canadian subsidiary. These liabilities were recorded by the Canadian subsidiary in 1999 and 2000 prior to the acquisition of the Canadian subsidiary by the Registrant in November 2000. Since the acquisition of the Canadian subsidiary, neither the Canadian subsidiary nor the Registrant has been in contact with any of the creditors. Under the Canadian legal framework, the Registrant, having consulted with its external legal counsel, believes the statute of limitation for claims has been exceeded and the Canadian subsidiary is legally released from being the primary obligor under the liability as contemplated in paragraph 16 of SFAS140.

Consolidated Statements of Operations, page 33

2.
In determining the accounting for the dilution gain in FrequentTraveler.com Inc. (“FT”), management relied on the guidance as outlined in SEC Staff Accounting Bulletin: Topic 5 (H) “Accounting for Sales of Stock by a Subsidiary”. The conclusion to record a gain in the consolidated statement of operations versus a capital transaction was based on the following factors:

•
In general, the transactions that gave rise to the gains were not part of any public or broad based offering, but were simply driven by short term financing requirements of FT, which were not met proportionately amongst the shareholders.

•	These transactions were not a part of or in contemplation of a broader corporate reorganization.

•	In all cases, the proceeds on the issuance of shares of FT to minority shareholders were received in cash and accordingly, as required by the guidance, can be objectively determined.

•	FT’s planned principal operations have commenced and FT is not considered to be a development stage company.

•	At no time has FT reacquired any of its shares nor is it contemplated.

•
Although subsequent capital transactions are being contemplated by FT, in particular a Registration Statement on Form SB-2 (“SB-2”), management does not believe that this will raise concerns about the Registrant’s ability to realize the gain. In fact it is anticipated that realization will be improved by way of increased liquidity.

Management is aware that if FT completes its SB-2 and issues shares as a result, any resulting dilution gain and accounting thereof will require separate evaluation for income versus capital treatment given potential significantly different facts to those as outlined above.

Also in connection with comment #2, the amounts reported on the consolidated statement of operations for “non-controlling interest share of loss in FT” and “dilution gain in FT” are the correct amounts. The amounts disclosed in the notes were not correctly updated from a preliminary draft of the financial statements.

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The Registrant acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question please contact Cameron Pan, the Registrant’s CFO, or the undersigned at (604) 697-0136.

Sincerely,

/s/ David M. Jeffs

David M. Jeffs
President

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